

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

January 29, 2008

John Fanelli III
Senior Vice President and Chief Financial Officer
Hill International, Inc.
303 Lippincott Centre
Marlton, New Jersey 08053

RE: Hill International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Forms 10-Q for Fiscal Quarter Ended March 31, 2007,
June 30, 2007 and September 30, 2007
File No. 0-50781

Dear Mr. Fanelli:

We have reviewed your letter dated January 10, 2008 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Financial Statements

Consolidated Statement of Operations, page 42

2. We have read your response to comment three from our letter dated December 26, 2007. Please tell us whether revenue or revenue, less reimbursable expenses

represents your GAAP revenues and explain how you reached that conclusion. If your GAAP revenues are the current revenue line item, please remove from your financial statements and related footnotes the non-GAAP revenue, less reimbursable expenses measure. Naturally, you may still disclose narratively the amount of reimbursable expenses for each period presented on the face of the statements of operations and/or in a footnote, depending upon the circumstances. Alternatively, if revenues, less reimbursable expenses represent your GAAP revenues, you may retitle your current revenues line item and disclose this measure in the manner described in paragraph 20 of EITF 99-19. See also Item 10(e)(1)(ii)(C) of Regulation S-K. Please also either remove the non-GAAP revenue measure from elsewhere in the filing or revise your disclosures accordingly to comply with Item 10(e) of Regulation S-K.

Note 3 – Acquisitions, page 55

3. We have read your response to comment six from our letter dated December 26, 2007. We remind you that EITF 95-3 states that costs related to activities or employees of the acquired company that do not meet the conditions described under the headings "Costs to Exit an Activity of an Acquired Company" and "Involuntary Employee Termination Benefits and Relocation Costs" are indirect and general expenses related to the acquisition, which paragraph 24 of SFAS 141 states should be expensed as incurred. Please provide us with a detailed listing of the components and corresponding amounts that are included in the $1,255,000 of operating losses which you accounted for as additional acquisition costs. Your disclosures in the Form 10-K indicate that $148,000 of this amount reflects involuntary employee termination benefits. For each component, please provide us with a detailed description of the nature of the amount as well as an analysis that demonstrates how you met the criteria under the headings "Costs to Exit an Activity of an Acquired Company" and "Involuntary Employee Termination Benefits and Relocation Costs" to record these costs as additional acquisition costs. For example, for any of these costs which are related to exiting an activity of an acquired company, you should demonstrate how the cost is not associated with or is not incurred to generate revenues of the combined entity after the consummation date. In addition, please provide sufficient explanation as to how you determined the following for each component:

    *   the cost has no future economic benefit to the combined company,
    *   the cost is incremental to other costs incurred by either the acquired company or the acquiring company in the conduct of the activities prior to the consummation date, and
    *   the cost is incurred as a direct result of the plan to exit the activity.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief